

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 29, 2012

<u>Via E-mail</u>
Ms. Carol B. Tomé
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

> **RE:** **The Home Depot, Inc.**
> **Form 10-K for the Year Ended January 29, 2012**
> **Filed March 22, 2012**
> **Form 10-Q for the Period Ended April 29, 2012**
> **Filed May 24, 2012**
> **File No. 1-8207**

Dear Ms. Tomé:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended January 29, 2012</u>

<u>General</u>

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Legal Proceedings, page 12</u>

2.   You disclose that although you cannot predict the outcomes of your legal matters, you do not expect either to have a material adverse effect on your consolidated financial condition or results of operations. Please revise your discussion to address the expected

effect on your cash flows, as well. Please also revise your disclosure in note 12 on page 50 to discuss the expected effect on your cash flows.

Management's Discussion and Analysis of Financial Condition and Results…..page 16

Executive Summary and Selected Consolidated Statements of Earnings Data, page 16

3.   Please revise footnote (2) on page 17 and footnote (3) on page F-1 to clarify that stores closed during the period are excluded, if true.

Fiscal 2011 Compared to Fiscal 2010, page 18

4.   On pages 19 and 20, it appears that you have presented a full non-GAAP income statement. Please revise your non-GAAP disclose to remove the full non-GAAP income statement. Refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 21

General

5.   For fiscal 2011, net cash provided by operating activities was $6.7 billion compared to $4.6 billion for fiscal 2010. This increase was primarily a result of changes in inventory levels and other net working capital items. You have listed a few components that impacted your cash flows from operations. Please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, merchandise inventories, other current assets, accounts payable and accrued expenses, as applicable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Contractual Obligations, page 23

6.   Please revise your table of contractual obligations to include a separate line item for the estimated interest payments on your debt, instead of including them in the same line item as total debt obligations. Otherwise, you may also disclose the related interest amounts for each period in footnote 1 to the table. Please also disclose in a footnote to the table any assumptions you made to derive these amounts.

Critical Accounting Policies, page 24

Self Insurance, page 24

7.   Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to general liability, workers' compensation, medical, product

liability and automobile claims. Please also disclose each risk for which you do not have excess loss limits.

<u>Form 10-Q for the Period Ended April 29, 2012</u>

<u>General</u>

8.   Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief